FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Aleafia Health Inc. (the “Company”)
2nd Floor, 8810 Jane Street
Vaughan, Ontario, L4K 2M9

Item 2.	Dates of Material Change

January 11, 2019 and January 17, 2019

Item 3.	News Release

The press releases disclosing the material changes were released on January 14, 2019 and January 18, 2019 respectively, through the facilities of Globe Newswire.

Item 4.	Summary of Material Change

On January 14, 2019, the Company announced that it sold two cannabis crops to CannTrust Holdings Inc. (TSX:TRST)(“CannTrust”), the Company and CannTrust hereafter referred to as (the “Parties”), representing the first transactions under the Parties’ previously announced 15,000 kg cannabis supply agreement for 2019.

The two crops purchased by CannTrust were harvested at the Company’s indoor Port Perry cultivation facility. They will supplement CannTrust’s offering of high-quality cannabis for its growing medical patient base, which now includes more than 58,000 registered customers, and CannTrust’s four recreational brands: liiv, Synr.g, Xscape and Peak Leaf.

The Company expects to significantly increase its cannabis production capacity over the course of 2019. The Company recently completed Phase I construction of its Niagara Greenhouse facility, bringing it to a grow-ready state, pending Health Canada approval.

On January 18, 2019, the Company announced its global expansion with the closing of its previously announced investment in CannaPacific Pty Limited (“CannaPacific”), a federally licensed Australian medical cannabis company located in New South Wales, Australia.

CannaPacific is licensed by the Office of Drug Control (ODC) of Australia to cultivate medical cannabis (License MC020/18) and to research medical cannabis (License RL 012/18). CannaPacific has also applied for a manufacturer’s license which has been reviewed by the ODC.

The transaction was completed pursuant to the terms of an Investment Agreement dated January 17, 2019 between CannaPacific, Aleafia Health and CannaPacific’s founder shareholder, Dennis Partners Pty Limited as trustee for Dennis Partners Trust (the “Investment Agreement”). Under the Investment Agreement, Aleafia acquired 10% of the ordinary shares of CannaPacific from the Founder for AUS $100 and Aleafia agreed to contribute to CannaPacific USD $150,000 in working capital in two tranches of USD $75,000 over a six (6) month period. Aleafia also acceded to CannaPacific’s Shareholders Agreement. The TSX Venture Exchange consented to the investment on January 16, 2019.

Aleafia will assist CannaPacific in the establishment of dedicated medical cannabis clinics, with shared expertise across patient treatment and education, physician recruitment and training, treatment best practices and clinic operations.

Upon the closing of the Company’s previously announced acquisition of Emblem Corp. (TSXV: EMC, OTCQX: EMMBF) (“Emblem”), expected in Q1 2019 following satisfaction of previously announced transaction conditions, CannaPacific will leverage Emblem’s product innovation expertise, with a portfolio of high-margin derivate products including oils, capsules and sprays.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On January 14, 2019, the Company announced that it sold two cannabis crops to CannTrust Holdings Inc. (TSX:TRST)(“CannTrust”), the Company and CannTrust hereafter referred to as (the “Parties”), representing the first transactions under the Parties’ previously announced 15,000 kg cannabis supply agreement for 2019.

The two crops purchased by CannTrust were harvested at the Company’s indoor Port Perry cultivation facility. They will supplement CannTrust’s offering of high-quality cannabis for its growing medical patient base, which now includes more than 58,000 registered customers, and CannTrust’s four recreational brands: liiv, Synr.g, Xscape and Peak Leaf.

The Company expects to significantly increase its cannabis production capacity over the course of 2019. The Company recently completed Phase I construction of its Niagara Greenhouse facility, bringing it to a grow-ready state, pending Health Canada approval.

On January 18, 2019, the Company announced its global expansion with the closing of its previously announced investment in CannaPacific Pty Limited (“CannaPacific”), a federally licensed Australian medical cannabis company located in New South Wales, Australia.

CannaPacific is licensed by the Office of Drug Control (ODC) of Australia to cultivate medical cannabis (License MC020/18) and to research medical cannabis (License RL 012/18). CannaPacific has also applied for a manufacturer’s license which has been reviewed by the ODC.

The transaction was completed pursuant to the terms of an Investment Agreement dated January 17, 2019 between CannaPacific, Aleafia Health and CannaPacific’s founder shareholder, Dennis Partners Pty Limited as trustee for Dennis Partners Trust (the “Investment Agreement”). Under the Investment Agreement, Aleafia acquired 10% of the ordinary shares of CannaPacific from the Founder for AUS $100 and Aleafia agreed to contribute to CannaPacific USD $150,000 in working capital in two tranches of USD $75,000 over a six (6) month period. Aleafia also acceded to CannaPacific’s Shareholders Agreement. The TSX Venture Exchange consented to the investment on January 16, 2019.

Aleafia will assist CannaPacific in the establishment of dedicated medical cannabis clinics, with shared expertise across patient treatment and education, physician recruitment and training, treatment best practices and clinic operations.

Upon the closing of the Company’s previously announced acquisition of Emblem Corp. (TSXV: EMC, OTCQX: EMMBF) (“Emblem”), expected in Q1 2019 following satisfaction of previously announced transaction conditions, CannaPacific will leverage Emblem’s product innovation expertise, with a portfolio of high-margin derivate products including oils, capsules and sprays.

5.2	Disclosure for Restructuring Transactions

Not Applicable

Item 6.	Item 6 - Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 – Continuous Disclosure Obligations

Not Applicable

Item 7.	Item 7 - Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

Benjamin Ferdinand
Chief Financial Officer
416-860-5665

Item 9.	Date of Report

January 18, 2019